UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-38878

So-Young International Inc.

2/F, East Tower, Poly Plaza

No. 66 Xiangbin Road

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entering into VIE Agreements

In order to expand its offline aesthetic network in China, on May 31, 2025, Zhuhai So-Young Medical Management Co., Ltd. (the “WFOE”), an indirectly wholly-owned subsidiary of So-Young International Inc. (the “Company”), entered into a series of VIE agreements with Zhuhai So-Young Technology Co., Ltd. (the “VIE”) and shareholders of the VIE, including equity interest pledge agreements, exclusive option agreements, exclusive business cooperation agreement, powers of attorney and spousal consent letter (the “VIE Agreements”).

The VIE is expected to operate the mobile app business of So-Young aesthetic centers, a type of businesses subject to foreign ownership restrictions under the applicable laws and regulations of mainland China. Mr. Xing Jin and Ms. Gefei Li each holds 99.0% and 1.0%, respectively, of the equity interest in the VIE. Mr. Jin is the Company’s co-founder, chairman of the board of directors and chief executive officer, and Ms. Li is the Company’s chief operating officer.

The VIE Agreements have been approved by the Company’s audit committee and board of directors. The following is a summary of VIE Agreements:

●	Power of Attorney. Pursuant to the powers of attorney, each shareholder of VIE irrevocably authorized the WFOE to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in the VIE.

●	Equity Interest Pledge Agreement. Pursuant to the equity pledge agreements, the shareholders pledge 100% of their equity interest in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the exclusive business cooperation agreement, the exclusive option agreement and the power of attorney.

●	Spousal Consent Letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably approved the execution by her spouse of the power of attorney, equity interest pledge agreement and exclusive option agreement, and that her spouse may perform, amend or terminate such agreements without her consent. The signing spouse confirms she will not assert any rights over the equity interests in VIE held by her spouse.

●	Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement, the WFOE has the exclusive right to provide the VIE with comprehensive technical support, consulting services and other services. Without prior written consent of the WFOE, the VIE agrees not to accept directly or indirectly the same or any similar services provided by any third party regarding the matters contemplated by this agreement. The VIE agrees to pay the WFOE service fees. The WFOE will have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or developed during the performance of this agreement.

●	Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of the VIE has irrevocably granted the WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under laws of mainland China, all or part of the shareholder’s equity interests in the VIE.

EXHIBITS

Exhibit No.	Description

99.1	English translation of the executed form of the power of attorney among Zhuhai So-Young Medical Management Co., Ltd. and shareholders of Zhuhai So-Young Technology Co., Ltd., as currently in effect, and a schedule of all executed shareholders’ power of attorney adopting the same form
99.2	English translation of the executed equity interest pledge agreement among Zhuhai So-Young Medical Management Co., Ltd., Mr. Xing Jin and Zhuhai So-Young Technology Co., Ltd. dated May 31, 2025, as currently in effect
99.3	English translation of the executed equity interest pledge agreement among Zhuhai So-Young Medical Management Co., Ltd., Ms. Gefei Li and Zhuhai So-Young Technology Co., Ltd. dated May 31, 2025, as currently in effect
99.4	English translation of the executed form of spousal consent letter by the spouses of VIE Shareholder, as currently in effect, and a schedule of all spousal consent letters adopting the same form
99.5	English translation of the executed exclusive business cooperation agreement among Zhuhai So-Young Medical Management Co., Ltd. and Zhuhai So-Young Technology Co., Ltd. dated May 31, 2025, as currently in effect
99.6	English translation of the executed exclusive option agreement among Zhuhai So-Young Medical Management Co., Ltd., Mr. Xing Jin and Zhuhai So-Young Technology Co., Ltd. dated May 31, 2025, as currently in effect
99.7	English translation of the executed exclusive option agreement among Zhuhai So-Young Medical Management Co., Ltd., Ms. Gefei Li and Zhuhai So-Young Technology Co., Ltd. dated May 31, 2025, as currently in effect

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

By:	/s/ Hui Zhao
	Name:	Hui Zhao
	Title:	Chief Financial Officer

Date: June 3, 2025